Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510

June 13, 2005

Re:	Johnson Controls, Inc.
Comment letter dated May 10, 2005
Commission File No. 1-5097

Dear Ms. Shah:

In response to the comment letter dated May 10, 2005 relating to Form 10-K for the year ended September 30, 2004, the following is our response to comment (2). Based on discussions with the Commission, we understand and agree with comment (1) and will make the suggested disclosures.

2. The Commission’s comment was as follows:

It appears that the five business units we previously identified are operating segments as contemplated by paragraph 10 of SFAS 131. In this regard, we note that discrete financial information about these five units is contained in management reports that are regularly reviewed by both the CODM and the Board of Directors. Paragraph 12 of SFAS 131 describes the CODM as a function that involves both an assessment of operating performance and an allocation of corporate resources. This appears analogous to an isolation of positive and negative performance trends and development of improvement actions. Further, it appears that the management reports contain data that is integral to the discussion of resource allocations that the CODM regularly has with the other executives. Consequently, absent an ability to aggregate, it appears that the segment data contained in your September 30, 2004 10-K does not fully comply with SFAS 131. Please amend the 10-K to provide the disclosures outlined in paragraph 25 of SFAS 131 for each of the reportable segments.

The Company maintains that it has historically appropriately defined and disclosed its operating segments in accordance with the provisions of SFAS 131. In our previous responses filed with the Commission, as well as during our discussion with the Staff on June 6, 2005, the Company outlined its application of the criteria and guidelines of SFAS 131, specifically paragraphs 10-15 for defining an operating segment. Items highlighted included:

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June 13, 2005

•	The resource allocation process employed by the Chief Operating Decision Maker (CODM) and his limited dependence on detailed Company financial reporting,

•	The use of an incentive compensation structure based on global performance for the segment leadership and several layers of their management team,

•	The global and interdependent nature of our customer contracts, including the fact that this results in geographic disclosures being less meaningful to users of our financial statements,

•	The commonality of our customers, and

•	The technology and investment interdependencies across our product lines.

Additionally, the Company’s CODM maintains a regular dialogue with Mr. Keith Wandell, Executive Vice President responsible for our Automotive segment and Mr. John Kennedy, Executive Vice President responsible for our Controls segment. It is through these two executives that our CODM makes resource allocation decisions and in so doing he relies on them for specific analysis and underlying root cause issues that help him understand performance trends and more importantly improvement actions at the global segment level.

Collectively, the above items, among others as previously discussed with the Staff, support our interpretation of SFAS 131, paragraph 10b and the Company’s definition of its operating segments. Nonetheless, we understand that there are subjective elements to this analysis. We acknowledge that after our discussion with the Staff on June 6, 2005, the Company and the Commission differ regarding these subjective and interpretive elements, and how the Company’s management practices noted above apply to the criteria set forth in SFAS 131, paragraphs 10-15.

As a result of our discussions with the Staff, we understand the Commission’s point of view, however, if the Commission’s interpretation of paragraph 10 of SFAS 131 was applied, the Company believes that after applying the aggregation criteria set forth in paragraph 17 of SFAS 131, our operating segments would result in the following three reportable segments:

•	Automotive Group

•	Controls Group

•	Battery Group

The Company’s response to the Commission will address why we believe that aggregation of the North American and European regions of both our Seating & Interiors and Battery operations is appropriate under SFAS 131. Specifically, paragraph 17 permits aggregation of operating segments if all of the specified criteria are met. We provide the following analysis to illustrate our rationale in aggregating the business units in question:

Criterion: Aggregation is consistent with the objective and basic principles of SFAS 131.

Discussion: We believe aggregation “by geographic region” is consistent with the Statement’s objective and principles. SFAS 131, paragraph 4 states that the FASB chose the “management approach” to determine what information should be reported on a segment basis to achieve its objective and principles. Our “management approach” to the

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June 13, 2005

allocation of resources on a global basis and assessing performance is not based on geographic regions as evidenced above. Also, as indicated in our letter to the Commission dated April 20, 2005, substantially all of our customers are global manufacturers, with global product platforms and supplier requirements. This fact requires our “management approach” be a global, customer-focused approach and not regionally defined. For example, in most cases our manufacturing facility footprint is driven by our customers’ requirements. As a result, we believe that disaggregating the North American and European regions for both our Seating & Interiors and Battery operations would not significantly enhance a user’s understanding of the Company, its financial results or future prospects, consistent with the objective and basic principles of SFAS 131.

Criterion: The segments have similar economic characteristics.

Discussion: We believe that for both the Seating & Interiors and Battery operations, their respective North American and European activities share similar economic characteristics. Our long-standing management philosophy, communicated consistently both internally and externally, is that as a company, we run our businesses according to the same principles worldwide. For example, for our Seating & Interiors operations, we are a market leader in providing automotive seating, overhead systems, cockpits systems, floor consoles, door systems and other interior systems. Our market position and product portfolio is similar in both North America and Europe. To the extent differences exist, we invest in a consistent manner to ensure we have the same world-class capabilities across all regions. Again, because of the global nature of our customers, this consistent approach is required.

When evaluating the similarity of economic characteristics of operating segments, one factor to be considered would be the similarity of average gross margins on a long term basis. Although gross margins may vary in any given year within a region due to a number of factors unique to the automotive industry, we believe the average long term gross margins within our Automotive Seating & Interiors and Battery businesses demonstrate the similarity of economic characteristics. The Company has analyzed its historic and projected annual gross margins for the Seating & Interiors and Battery businesses in North America and Europe, and believe that the long term average gross margins for the businesses reflect similar economic characteristics given appropriate consideration to factors unique to the automotive industry.

In addition to exhibiting similar long term financial performance, the global nature of our customers and the related global contracts also result in similar competitive and operating risks across the Company’s geographical regions for the Seating & Interiors and Battery businesses. Our key competitors are competitors on a global basis.

Similarly, from an operational perspective, we deploy best business practices, lean manufacturing, Six Sigma, and other management practices on a consistent basis across regions. For example, we have global operational benchmarks that both a seating plant in North America and one in Europe are measured against. The benchmarks include sales growth, gross margin, return on assets, days sales in accounts receivable, and inventory turnover. Operations in both regions are managed to the same profitability, productivity and capital efficiency standards.

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June 13, 2005

In addition, externally reporting the performance of our North American and European activities could, in fact, be misinterpreted by users of the Company’s financial statements because investments are consistently leveraged across multiple geographies. For example, certain platforms are developed and engineered in one region, but are manufactured and sold in another. To support these platforms, the Company incurs significant engineering design and development costs in one region, all of which are expensed as incurred as required by generally accepted accounting principles, but produces and sells the product in another region.

Consistent with the requirements of SFAS 131, and absent the variation due to timing of investments, program launches and footprint changes, we believe that after giving appropriate weighting to the various economic characteristics for the respective activities in each geographic region, they are so similar that they will have essentially the same future prospects.

Criterion: The nature of the products and services is similar.

Discussion: The nature of the products we sell are identical between geographical regions for both Seating & Interiors and Battery operations. There is no difference between our vehicle interiors or battery products manufactured in Europe compared to products produced in North America. In both our Seating & Interior and our Battery business, engineering, design and development is global. For example, in our Battery business we expect nickel metal hydride and lithium-ion to represent significant growth opportunities for the Company as the market for hybrid vehicles matures. In order to take advantage of economies of scale the Company is developing its global nickel metal hydride technologies in Europe and its global lithium-ion technologies in the USA.

In our Seating & Interiors business the Company’s seating structures (seat tracks, recliners and seat frames) technologies and manufacturing processes were developed in North America and are currently being quoted to OEM customers throughout North America, Europe and Asia. Similarly, our electronics business develops instrument cluster technology in our engineering facility in Pointoise, France. A key success in the Company’s acquisition strategy has been its ability to migrate technology acquired in regional acquisitions globally.

Lastly, providing further evidence to the similarity of our global products, our purchasing organization is globally managed under responsibility of Mr. Michael Bartschat, Vice President Global Purchasing. Beneath Mr. Bartschat we are organized globally by commodity with purchasing executives having global procurement responsibility for major components comprised of steel, chemical, plastics/resins and indirect materials.

Criterion: The nature of the production processes is similar.

Discussion: The respective production processes are identical in each geographic region for both the Seating & Interiors and Battery operations. In Seating and Interiors, the basic business model involves component manufacture, assembly and just-in-time supply of complete seating systems and other interior systems. The business model is based on the

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June 13, 2005

deployment of common processes such as: sew cell configuration and fabric and leather cutting; weld technology and standard metal stamping bed sizes; foam chemical composition and pour weights; and assembly line configuration, manning and tool design. As stated previously, common principles regarding best business practices, lean manufacturing, etc. also ensure the inherent similarities in processes. Similarly, the basic processes of automotive battery production do not differ between geographic regions. Commonality exists in all processes including lead alloys utilized, water bath formation, and grid and plate manufacturing.

Criterion: The type or class of customer is similar.

Discussion: The respective customers are similar in each geographic region for both the Seating & Interiors and Battery operations. As stated earlier, the majority of our customers are global automotive manufacturers that require us to be in the region in which they operate. Increasingly, our automotive customers are developing global platforms and mandating that their suppliers be able to support their production facilities globally. In our previous submission we outlined a few specific examples such as the Mercedes M Class and the Nissan X61B platforms. In addition to the automotive manufacturers, we also have customers for batteries in the aftermarket. There are no significant differences in these types of aftermarket customers between geographic regions. In both North America and Europe, we sell through the OES, independent aftermarket and retail channels.

Criterion: The methods used to distribute products or provide services are similar.

Discussion: The product distribution methods are similar in each geographic region for both the Seating & Interiors and Battery operations. No significant differences in distribution methods or channels exist with respect to geographic region.

Criterion: If applicable, the nature of the regulatory environment is similar (for example, banking, insurance or public utilities).

Discussion: Not applicable.

In summary, the Company believes that our historic interpretation and application of SFAS 131 has not been unreasonable and that it has appropriately defined and disclosed its operating segments. The Company acknowledges that the Commission’s interpretation of paragraphs 10-15, absent aggregation, may yield additional operating segments. However, we believe that after the aggregation criteria of paragraph 17 are applied, the result is three reportable segments. Based on our various discussions with the Staff, and in order to arrive at a mutually acceptable resolution of this matter that would provide additional meaningful disclosure to the readers of the Company’s financial statements, we have re-evaluated paragraphs 10-15 and paragraph 17 of SFAS 131, including the fact that our Battery business is a growing part of our Automotive business due to recent acquisitions and organic growth, and we propose disclosing three reportable segments: Automotive, Controls and Battery. In addition, we will expand our geographical disclosures of the three proposed operating segments within Management’s Discussion & Analysis, as appropriate.

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June 13, 2005

Furthermore, based upon the reasonableness of the Company’s historical interpretation of SFAS 131 and the subjective application and interpretive nature of certain paragraphs of SFAS 131, we propose to prospectively adopt the Commission’s interpretation of paragraphs 10-15 of SFAS 131 with aggregation to three reportable segments and clarify our accounting for pre-production costs as addressed in the Commission’s comment (1) beginning with the fiscal quarter ending June 30, 2005. We are providing under separate cover additional information for the Commission illustrating our March 31, 2005 segment detail as revised for our proposed presentation as well as our revised monthly reporting package that will be sent to our Board of Directors and the CODM.

As requested by the Staff during our June 7, 2005 discussion, the Company has reviewed the requirements of paragraphs 29-31 of SFAS 131 and believes that the Company’s interpretation and application is appropriate. We are sending under separate cover the supplemental information you requested showing the segment detail for the three and six month periods ended March 31, 2005 which includes the allocation of corporate costs to the appropriate segments. This schedule has historically been provided to management on a quarterly basis and is used by the CODM to make resource allocation decisions and to assess segment performance consistent with the guidance in paragraphs 29-31.

We are providing information to the Commission under separate cover on a confidential basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rule, we hereby request that the Staff return the materials referred to above promptly following the Staff’s review of such materials. By separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. 200.83.

We have appreciated the opportunity to discuss the questions raised in your prior correspondence and look forward to a resolution of the issues. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ R. Bruce McDonald

R. Bruce McDonald
Vice President and
Chief Financial Officer